Exhibit 99.77(I)

Form N-SAR, Item 77

for Voya Variable Portfolios, Inc.

(the “Registrant”)

ITEM 77I – Terms of New or Amended Securities

1.          Effective May 1, 2014, Voya Variable Portfolios, Inc. registered Class I Shares on behalf of Voya Global Value Advantage Portfolio. In addition, at its March 26, 2014 meeting, the Board of Directors approved the agreements and other routine matters with respect to the establishment of the Portfolio’s Class I shares.